August 11, 2011

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

RE:	Lifetime Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 6, 2011
File No. 000-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated July 29, 2011 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2010 filed on March 11, 2011 and Form 10-Q for the period ended March 31, 2011 filed on May 6, 2011 with the Securities and Exchange Commission (the “Commission” or the “Staff”). The comments of the Commission are set forth in bold/italic text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

The Company notes the Staff’s comment and revised disclosures for future filings are included in the responses below, as applicable.

Notes to the Financial Statements

Note A – Significant Accounting Policies

General

2.
It appears that you have amounts accrued for sales incentives as disclosed on page F-30.  If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  Refer to ASC 605-50-45.  Please also address the nature of the customer deductions that you discuss on page 21.

The Company accrues for sales incentives which include cooperative advertising, buydowns, rebates and discounts.  Cooperative advertising and buydown programs are offered to customers as incentives to increase their marketing efforts and promote sales of our products.  Rebates and discounts are generally offered as volume growth incentives.  Slotting fees are relatively uncommon in our business; however, such fees are also accounted for as sales incentives in accordance with our accounting policy.  Our accounting policy for these payments (allowances) to our customers requires these transactions to be recorded as revenue reductions at the time of sale because there is no identifiable benefit or evidence of fair value of the consideration given to customers, as required under ASC 605-50.  Furthermore, slotting fees and buydowns are recorded as reductions in net sales, as these transactions did not meet the separability aspects of ASC 605-50-45.  A new disclosure will be added to our critical accounting policy and financial statement accounting policy disclosures in future filings, to describe the nature of the customer deductions and accounting for the deductions, as follows:

“The Company offers various sales incentives and promotional programs to its customers from time to time in the normal course of business.  These incentives and promotions typically include arrangements such as cooperative advertising, buydowns, volume rebates and discounts.  These arrangements are reflected as reductions in net sales in the Company’s Consolidated Statements of Operations.”

The Company respectfully advises the Staff that the Company’s sales incentives are not recorded as expenses, but rather as revenue reductions which will be disclosed in future filings, as indicated above.

Note C – Investment in Grupo Vasconia, S.A.B, page F-12

3.
Please tell us what consideration you gave to providing financial statements for Grupo Vasconia, S.A.B. pursuant to Item 3-09 of Regulation S-X.  Please provide us with your significance tests.  You disclose on page 14 that you may designate four persons to be nominated as members of the Board of Directors for Grupo Vasconia, S.A.B.  Please tell us the total number of Board members.  Please also tell us what consideration you gave to your representation on the Board of Directors as well as your ability to acquire a controlling interest in determining how to account for your investment in this entity.

The Company considered the provisions of Item 3-09 of Regulation S-X in evaluating the need to include financial statements for Grupo Vasconia, S.A.B in its Form 10-K for the year ended December 31, 2010 and determined that such financial statements were not required to be filed.  The Company analyzed whether its equity interest in Grupo Vasconia, S.A.B. would be considered a “significant subsidiary” in accordance with Rule 1-02(w) of Regulation S-X.  Based on the required tests performed, as of December 31, 2010, the Company determined that Grupo Vasconia did not meet the definition of a significant subsidiary for purposes of Item 3-09 of Regulation S-X, as follows:

	Lifetime	Grupo
(in thousands)	Brands	Vasconia	%

INVESTMENT TEST

The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year	$277,586	$24,170	8.7%

INCOME TEST

The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.	$23,960	$4,292	17.9%

As each component of the required test did not exceed the 20% measurement test as provided for under Rule 1-02(w) of Regulation S-X, the Company was not required to include separate financial statements of Grupo Vasconia, S.A.B., with its filed Form 10-K for the year ended December 31, 2010.   However, as Grupo Vasconia exceeded the 10% significance level, the Company disclosed the summarized financial data required under Section  4-08(g) of Regulation S-X.

The Board of Directors of Grupo Vasconia, S.A.B. is comprised of 13 directors, of which the Company has the right to nominate 4 members.  Therefore, the number of directors that the Company has the right to nominate is approximately proportionate to its equity ownership percentage of 30%, which does not establish a controlling interest.  The Shares Subscription Agreement also provides a mechanism whereby, through December 2012, the Company is able to acquire from certain shareholders of Vasconia a controlling interest in Vasconia; subject to such shareholders electing not to sell their interest and, instead, acquiring the Company’s shares or Vasconia repurchasing the Company’s shares.  In determining how to account for the Company’s investment in Grupo Vasconia, S.A.B, the Company also considered its ability to acquire a controlling interest and determined that such right also did not establish a controlling interest.  The decision to accept or reject the offer of an acquisition of Grupo Vasconia is within the control of the controlling shareholders of Grupo Vasconia and is not within the control of the Company.  If a price is offered to Grupo Vasconia, in conjunction with this contractual option, it would be expected to approximate market value.  In general, the Company also has the ability, although not a contractual right, to offer any price for any portion of shares of Grupo Vasconia, which Grupo Vasconia could also accept or reject.   The Company evaluated all of the provisions related to its acquisition of an equity interest in Grupo Vasconia and determined that these rights contributed to a level of significant influence but did not represent a controlling interest.

Note E – Debt, page F-15

4.
Pursuant to the provisions of the ASC 470-10, you classified portions of the amounts due under the revolving credit facility as well as the convertible senior notes as a long-term liability.  For each of these debt agreements, please provide us with a comprehensive explanation as to how you determined this was appropriate based on the criteria of 470-10.

On June 9, 2010, the Company executed a new five year revolving credit facility agreement to replace the then existing credit facility and to refinance the convertible senior notes, which had a maturity date of July 15, 2011.  In accounting for the classification of its debt arrangements, the Company considered the guidance for short-term obligations expected to be refinanced on a long-term basis, in ASC 470-10-45, which indicates that a short-term obligation shall be excluded from current liabilities if an entity intends to refinance the obligation on a long-term basis and has the ability to consummate the refinancing.

The senior convertible notes met the long-term classification criteria as the Company intended to refinance the notes with proceeds from the revolving credit facility and had the ability to refinance the notes since the terms of the credit facility agreement provided this specific right and sufficient available credit existed to enable the Company to refinance the senior convertible notes.  The Company was in compliance with the terms of its revolving credit facility agreement throughout the term of the agreement and on each balance sheet date.  The revolving credit facility also contained a provision requiring a portion of the available credit to be reserved for the refinancing of the convertible notes.  Accordingly, our disclosure of availability under our new revolving credit facility was reduced to reflect the portion that was reserved for repayment of the senior convertible notes.

The new revolving credit facility agreement expires on June 9, 2015 and is not cancelable by the lender.  The agreement contains a feature, typical for agreements of this type, which allows the Company to repay borrowings and re-borrow on a regular basis (as frequently as daily).     This short-term renewal feature requires the Company to account for this arrangement using the guidance in ASC 470-10-45, as it was determined that the Company had the ability to refinance the short-term obligations within the facility on a long-term basis and also determined that it had the ability to do so based on the terms of the agreement.   Based on a review of our forecasted data, we believe that we will continue to remain in compliance with the covenants and achieve the estimated level of current and long-term borrowings as disclosed at each balance sheet date. Furthermore, the Company considered its forecasted data and anticipated fluctuations in the revolving credit facility based on planned repayments within one year, and determined that, as of December 31, 2010, $4.1 million should be reflected as a current liability based on the planned repayments within one year.   The remaining portion of outstanding debt of $33.6 million, inclusive of the balance of the senior convertible notes to be refinanced, was classified as long-term debt as of December 31, 2010.   On July 15, 2011, the senior convertible notes were retired with borrowings from the revolving credit facility.

5.
The senior notes are convertible at the option of the holder any time prior to maturity into shares of your common stock at a conversion price of $28.00 per share, subject to adjustment in certain events.  Please disclose the specific types of events which would result in changes to the conversion price.  Please also help us better understand how you accounted for these shares pursuant to ASC 470-20.  Specifically, please tell us how you determined that these notes have a cash conversion feature.

The Company’s senior convertible notes (the “Notes”) were accounted for in accordance with ASC 470-20-05 and 470-20-25, the applicable guidance for the accounting for instruments that may be settled for cash upon conversion.   Effective January 1, 2009, the Company adopted the provisions of ASC 470-20, on a retrospective basis, as if the provisions were in effect at the date of issuance of the convertible notes in June 2006.

Prior to the maturity of the Notes on July 15, 2011, the Notes were convertible into shares of the Company’s common stock at a conversion price of $28.00 per share, which was subject to adjustment in certain events.    Upon conversion, the Company had the ability to elect to deliver either shares of the Company’s common stock, cash or a combination of cash and shares of the Company’s common stock in satisfaction of the Company’s conversion obligation.    The election would have been in the Company’s sole discretion without the consent of the holders of the Notes. The conversion rate of the Notes was adjustable upon the occurrence of certain events that would have diluted the Company’s outstanding common stock.

The specific types of events which would have resulted in changes to the conversion price are as follows:

(1)	The issuance of our common stock as a dividend or distribution on our common stock, or if we had effected a stock split or stock combination

(2)
The issuance to all holders of our common stock of certain rights or warrants to purchase our common stock for a period expiring 45 calendar days or less from the date of issuance of such rights or warrants at less than the current market price of our common stock on the business day immediately preceding the announcement of such issuance;

(3)
The dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets to all holders of our common stock (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash);

(4)
Dividends or other distributions consisting exclusively of cash to all holders of our common stock (excluding quarterly cash dividends on our common stock to the extent the aggregate cash dividends per share of common stock in any fiscal quarter did not exceed $0.0625);

(5)
We or one or more of our subsidiaries had made purchases of our common stock pursuant to a tender offer or exchange offer by us or one of our subsidiaries for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeded the current market price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges could have been made pursuant to such tender or exchange offer;

(6)
Someone other than us or one of our subsidiaries had made a payment in respect of a tender offer or exchange offer in which, as of the expiration date, our board of directors was not recommending rejection of the offer, and;

(7)	A change of control, as defined in the agreement.

It should be noted that the Notes were redeemed on July 15, 2011. None of the events set forth above occurred during the period in which the Notes were outstanding.

As the Notes could have been settled in cash or shares, the guidance under ASC 470-20 specified above is applicable. This guidance requires issuers to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  The Company determined the carrying value of the liability component by first measuring the fair value of a similar liability which does not have an associated equity component (non-convertible notes).   The Company then determined the value of the equity component (conversion option), by deducting the fair value of the liability from the proceeds ascribed to the Notes as a whole.  The bifurcation of the liability and equity components resulted in a higher effective interest rate for our debt as a result of the amortization of the debt discount into interest expense through the maturity of the Notes on July 15, 2011.  During the period in which the Notes were outstanding, the Company had the ability to settle the conversion feature, if exercised, in cash or shares, but the holder did not have a cash settlement option as it relates to the conversion.  The Company also did not have the ability to redeem the notes any time prior to maturity.

Note K – Commitments and Contingencies, page F-27

Legal Proceedings, page F-28

6.
You are a defendant in various lawsuits and regulatory proceedings that may require the recall of products. You disclose you do not expect the outcome of any of these matters to have a material adverse effect on your financial condition.  Please address the following:

	•	Please also disclose your consideration of the impact of these matters, individually or collectively, on your results of operations and cash flows; and
	•	Please tell us whether you have a warranty reserve. If so, please provide the disclosures required by ASC 460-10-50.

The Company respectfully advises the Staff that the Company is not a defendant in any lawsuits or regulatory proceedings that required the recall of products and was not a defendant in any lawsuits or regulatory proceedings that required the recall of products either at December 31, 2010 or at the time of filing of its Form 10-K for the year ended December 31, 2010.  Historically, the Company has experienced infrequent and insignificant costs relating to warranties for manufacturing defects or product recalls and continues to expect a nominal level of these warranty costs in the future. In a situation where there is a manufacturing defect or product recall, the Company charges the supplier for the loss incurred.   Due to the insignificance of any warranty costs in our business, we process the nominal level of items with manufacturing defects, within our normal policy for accruing for any allowances in accordance with ASC 460-10-50.  Accordingly, the Company does not maintain and disclose a separate warranty reserve in addition to the reserves for customer allowances recorded under ASC 460-10-50 as specified above, due to the insignificance of the warranty costs.

The Company is, from time to time, involved in legal proceedings.  The Company continues to believe that its current litigation is routine in nature and incidental to the conduct of the Company’s business, and that none of the current litigation, individually or collectively, would have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, as disclosed. In the event of a future lawsuit or regulatory process that requires the recall of products that could result in a reasonable possibility that the Company may incur a loss which can be estimated, such loss will be accrued at that time.

7.
You responded to the EPA’s Request for Information related to the San German Ground Water Contamination site dated May 29, 2008.  At this time, you believe it is not possible to evaluate the outcome of this matter.  Please update your disclosure to discuss any new information related to this matter.  Please help us better understand why you are not able to determine the likelihood that you will incur a loss given the length of time that has passed.  If you do determine that there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of that loss or range of possible loss or state that such a loss cannot be estimated.  Refer to ASC 450-20-50.  To the extent you are not able to estimate the reasonably possible loss, please provide us with a specific and comprehensive discussion as to why you cannot make an estimate and what procedures are in place on quarterly basis to attempt to determine such an estimate.

The Company advises the Staff that although a significant length of time had passed, the disclosure related to the EPA’s request for information in our Form 10-K for the year ended December 31, 2010 was based upon the most current information.  Thereafter, on July 19, 2011, Wallace Silversmiths de Puerto Rico, Ltd. received a letter requesting permission for the EPA and its consultants to access the facility to conduct a field investigation of the property.   The Company has disclosed the receipt of the letter in its Form 10-Q for the quarter ended June 30, 2011.   At this time, we do not have any additional information and continue to lack sufficient basis to determine if there is at least a reasonable possibility that a loss will be incurred.  We also cannot estimate a range of possible loss at this time.

We disclosed the updated information related to this matter in our Form 10-Q for the quarter ended June 30, 2011, as follows:

“Wallace Silversmiths de Puerto Rico, Ltd. (“Wallace de Puerto Rico”), a wholly-owned subsidiary of the Company, operates a manufacturing facility in San Germán, Puerto Rico, that is leased from the Puerto Rico Industrial Development Company (“PRIDCO”).  In March 2008, the United States Environmental Protection Agency (the “EPA”) announced that the San Germán Ground Water Contamination site in Puerto Rico (the “Site”) had been added to the Superfund National Priorities List due to contamination present in the local drinking water supply.

In May 2008, Wallace de Puerto Rico received from the EPA a Notice of Potential Liability and Request for Information Pursuant to 42 U.S.C. Sections 9607(a) and 9604(e) of the Comprehensive Environmental Response, Compensation, Liability Act. The Company responded to the EPA’s Request for Information on behalf of Wallace de Puerto Rico. In July 2011, Wallace de Puerto Rico received a letter from the EPA requesting access to the property that it leases from PRIDCO.

The Company has received no information and is not aware of any determination by the EPA that any remedial action is warranted for the Site; and, accordingly, is not able to estimate the extent of any possible liability.”

Form 10-Q for the Period Ended March 31, 2011

General

8.	Please address the above comments in your interim filings as well, as applicable.

The Company notes the Staff’s comment and has addressed the above comments, as applicable, in its Form 10-Q for the period ended June 30, 2011. These revised disclosures will be included in future filings, as applicable.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Laurence Winoker
Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer